DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

1.1 Date

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2007.

The following sets out management’s discussion and analysis of our financial position and results of operations for the three months ended March 31, 2008 and 2007.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with low emissions and virtually no waste by-products. The principal by-product, char, has commercial applications.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at March 31, 2008, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Biomass Resource Corporation, incorporated under the laws of British

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December	As at December	As at December
	31, 2007	31, 2006	31, 2005
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(14,415,849)	(14,319,641)	(11,822,274)
Loss from continuing operations	(14,220,404)	(14,252,382)	(11,997,344)
Net loss	(14,220,404)	(14,252,382)	(11,997,344)
Net loss per share	(0.08)	(0.09)	(0.11)
Net loss from continuing operation per share	(0.08)	(0.09)	(0.11)

Financial position at year-end:
Total assets	58,935,644	38,193,699	16,962,573

Total liabilities	7,770,670	7,058,287	8,670,165

Non-controlling interest, Cdn GAAP	—	1,354,923	—

Shareholder’s equity	51,164,974	29,780,489	8,292,408

Deficit	(87,320,183)	(73,099,779)	(58,847,397)

Common shares issued	207,749,673	171,765,776	123,211,875

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

1.4 Results of Operations

Revenue

Revenue for the quarter ending March 31, 2008 was $500,000 compared to $nil for the same quarter in 2007. The increased revenue for 2008 were due to the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term.

Interest and other income decreased to $1,357 in the first quarter of 2008 compared to $79,234 in the same quarter in 2007. The decrease in 2008 was due mainly to lower cash balances and therefore decreased in interest income from investments in short-term money market deposits.

Expenses

During the quarter ended March 31, 2008, the Company recorded a net loss of $1,432,819, while the net loss for the same quarter in 2007 amounted to $3,239,097. The decrease in loss was primarily attributable to (i) a decrease in marketing and business development related expenses; (ii) a decrease in research and development expenses; (iii) an increase in license revenue of $500,000; and by (iv) an increase in gain on reduction in bonus and vacation accrual. The Company recorded a gain on reduction in bonus and vacation accrual of $1,137,983 during the quarter ended March 31, 2008. On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual. These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The basic and diluted loss per common share for the quarter was $0.01 per share compared to $0.02 for the same quarter in 2007. The decrease in basic and diluted loss per share for the current periods was due to a combination of the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 208,008,571 shares for the quarter ended March 31, 2008 from 177,602,251 for the quarter ended March 31, 2007.

Marketing and business development expenses for the first quarter of 2008 decreased to $319,252 from $346,228 for the same quarter in 2007. These decreases were due to decreases in business development activities and participation in a major environmental conference during the 2007 period.

For first quarters 2008 and 2007, the Company had expended research and development activities on a quarterly basis $246,397 and $906,396 respectively. In the first quarter 2008, the Company also offset product sales of $15,475 (2007 - $12,675) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has decreased in the first quarter 2008 compared to the same quarter in 2007. The decrease was due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative salaries and benefits in the first quarter of 2008 increased to $2,452,647 from $2,093,740 for the same quarter in 2007. The increase in 2008 was mainly due to an increase in the Company’s development activities with its 200 tpd plant in Guelph, Ontario, and the establishment of new offices in the U.S. and Argentina.

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

Amortization and depreciation expenses increased slightly to $37,165 in the first quarter of 2008 from $30,206 in the same quarter in 2007.

Interest expenses increased in the quarter to $17,738 from $53 in the same quarter in 2007. The interest expenses incurred in the first quarter 2008 were due mainly to the accretion of the asset retirement obligation liability and expenses incurred on the long-term debt.

Currency exchange loss in the quarter amounted to $14,435 compared to the gain $16,642 in the same quarter in 2007. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

	Three months ended
	Mar 31	Dec 31	Sep 30	Jun 30
	2008	2007	2007	2007
(US Dollars)	$	$	$	$
Revenue	500,000	—	—	—

Net loss from continuing operations	(1,432,819)	(4,299,404)	(3,179,667)	(3,502,236)
Net loss per share	(0.01)	(0.02)	(0.02)	(0.02)

Net loss	(1,432,819)	(4,299,404)	(3,179,667)	(3,502,236)
Net loss per share	(0.01)	(0.02)	(0.02)	(0.02)

Weighted average common shares
outstanding in the period	208,008,571	205,329,005	189,679,200	185,378,751

	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006
	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,239,097)	(4,111,675)	(3,086,964)	(3,755,849)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Net loss	(3,239,097)	(4,111,675)	(3,086,964)	(3,755,849)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Weighted average common shares
outstanding in the period	177,602,251	168,463,261	162,278,171	151,402,079

1.6 Liquidity

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

The Principal sources of liquidity during the quarter ended March 31, 2008 were (i) $939,250 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, and (ii) $162,247 increase in short term debts.

The Principal sources of liquidity during the quarter ended March 31, 2007 were (i) $5,901,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $94,857 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants.

Overall change in cash position during the first quarter of 2008 was a decrease in cash of $1,780,175 as compared to a decrease of $4,959,440 during the same quarter in 2007. Overall cash flows decreased during first quarter 2008 due to significantly decreased financing activities, operating activities and investing activities.

The net amount of cash used in operating activities during the first quarter of 2008 decreased to $682,731 from cash used of $2,313,652 in the first quarter of 2007. Cash used in operating activities consisted primarily of a net loss for the first quarter 2008 of $1,432,819 and the recognition of deferred revenue of $500,000, less non-cash expenses of (i) amortization of $37,165, (ii) equity compensation expenses of $672,013, and (iii) a net change in non-cash working capital balances related to operations of $517,313. The net amount of cash used in operating activities during the first quarter of 2007 increased to $2,313,652 from cash used of $1,394,185 in the first quarter of 2006. Cash used in operating activities consisted primarily of a net loss for the first quarter 2007 of $3,239,097, $28,975 of non-controlling interest and $16,642 of translation gain that were offset by (i) non-cash equity compensation expenses, $835,254, (ii) amortization of non-cash items in the sum of $30,206, and (iii) a net change in non-cash working capital balances related to operations of $105,602.

Financing activities during the first quarter 2008 generated a net increase in cash of $1,092,522, primarily from the Company’s private placements of Common Shares. Financing activities during the first quarter 2007 generated a net increase in cash of $5,996,111, primarily from the Company’s private placements of Common Shares.

Investing activities in the first quarter 2008 resulted in use of cash, in the amount of $2,249,457. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $2,076,123 and an increase of long term loan receivable of $173,334. Investing activities in the first quarter 2007 resulted in use of cash, in the amount of $8,660,588. This amount was incurred in the acquisition of capital assets.

1.7 Capital Resources

As at March 31, 2008, the Company had working capital deficiency of $5,349,324 and incurred a net loss of $1,432,819 for the quarter-ended March 31, 2008, and has an accumulated deficit of $88,753,002.

In the quarter ended March 31, 2008, the Company recorded $500,000 license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Industrial Technologies Office (“ITO”) (formerly known as Technology Partnerships Canada (“TPC”)) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007 activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Industrial Technologies Office pertains to maximum funding of US$8.2 million (C$8.235 million), of which $7.3 million (C$ 7.4 million) has been received as of March 31, 2008 and $0.8 million is included in government grants receivable.

During the first quarter of 2008, the Company raised subscription funds of $1.0 million relating to the private placement commenced during the first quarter of 2008 at subscription price $0.65 per share. 1.48 million shares and 56,430 Common Share Purchase Warrants were issued as a result of this funding.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2008 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company’s 2008 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s two production plants: The first 200 tonne per day (“tpd”) BioOil manufacturing facility (in Guelph, the plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive); and in West Lorne, where the Company is completing an upgrade and expansion of the plant and related char boiler system. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $2.0 million at March 31, 2008.

The Company’s funding plan for 2008 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project and the West Lorne Upgrade which are expected to be completed during 2008. Any delay in securing project funding for a project will delay the commissioning of that project.

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $303,800 for the quarter (2007 - $306,438) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $37,375 (2007 - $3,903) paid by stock based compensation.

As at March 31, 2008, there was $7,909 (2007 - $23,436) due from related parties and $1,026,416 (2007 - $1,387,338) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

Not applicable.

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
	Three Months Ended
	March 31,
	2008	2007
	$	$
Material	—	188,311
Salary and Benefits	157,880	11,074
Consulting	36,275	701,846
Miscellaneous Costs	52,242	5,165
	246,397	906,396
Less: Product & services sales	(15,475)	(12,675)
	230,922	893,721

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;
                             Breakdown by major category:

	Three Months Ended
	March 31,
	2008	2007
	$	$
Office supplies, telephone, and insurance	194,566	134,432
Professional fees	307,206	315,488
Rent	144,397	87,338
General and admin. salaries and benefits	1,806,478	1,556,482
	2,452,647	2,093,740

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this report may constitute “forward-looking” statements within

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007 the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management’s Discussion and Analysis in the 2007 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

DynaMotive rgy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP. Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company’s tax obligations. This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company’s operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company’s tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject. External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company’s tax note or regulatory obligations with regard to tax could arise due to management’s limited expertise with regard to tax requirements.

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters. The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates. Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, performing more formal variance analysis of financial statement line items and strengthening the documentation with regard to company credit card transactions.